Exhibit 99.1

WEARABLE DEVICES Ltd.

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Wearable Devices Ltd. (“Wearable” or the “Company”) will be held on February 26, 2025, at 11:00 a.m. Israel time at the Company’s office, located at 5 Ha-Tnufa Street, Yokne-am Illit, Israel, 2066736.

The agenda of the Meeting is to consider a proposal to approve a reverse split of the Company’s issued and outstanding ordinary shares, no par value per share (the “Ordinary Shares”), at a ratio of up to 6:1, to be in effect, if effected, at the discretion of, and at such date to be determined by the Board.

Board Recommendation

The Board unanimously recommends that you vote in favor of the above proposal as further described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on February 12, 2025 (the “Record Date”) are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting, as described below.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement and, together with a return envelope, will be sent to holders of the Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form.

Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposals to be presented at the Meeting for which the Board recommends a “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with section 9 of the regulations (proxy and position statement) under the Israeli Companies Law, 5759-1999 (the “Companies Law”), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with the Proxy Statement to grant your voting proxy directly to Mr. Alon Mualem, the Company’s Chief Financial Officer, or to Mr. Asher Dahan, the Company’s Chief Executive Officer and Chairman of the Board (e-mail address: alonmualem@wearabledevices.co.il; asher.dahan@wearabledevices.co.il), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting, and providing the Company with a copy of your identity card, passport or certification of incorporation, as the case may be. Absent specific instructions from the beneficial owner of the shares, we believe that brokers are allowed to exercise their voting discretion with respect to the proposal herein, which is considered as routine, and therefore, no “broker non-votes” will occur with respect to such uninstructed shares. It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC. or otherwise and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission.

Sincerely,

Asher Dahan
Chief Executive Officer
February 7, 2025

WEARABLE DEVICES Ltd.

YOKNE-AM ILLIT, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 26, 2025

This proxy statement (this “Proxy Statement”) is being filed by Wearable Devices Ltd. (the “Company”) to solicit proxies on behalf of the board of directors of the Company (the “Board”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held on February 26, 2025, at 11:00 a.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing such proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this Proxy Statement.

Quorum and Adjournment

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of the Nasdaq Stock Market Listing Rules (“Nasdaq” and the “Nasdaq Rules”, respectively), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer Exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and in accordance with our Amended and Restated Articles of Association (the “Articles”), two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty five percent (25%) of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting.

If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned to the same day, February 26, 2025, at 12:30 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes (if any) are counted for the purpose of determining a quorum.

Required Vote and Voting Procedures

Pursuant to the Companies Law, the proposal described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removing a director, at least five percent (5%) of the outstanding voting rights of the Company), to Mr. Alon Mualem, e-mail address: alonmualem@wearabledevices.co.il, no later than February 12, 2025.

One shareholder or more holding Ordinary Shares which reflect five percent (5%) or more of the Company’s issued and outstanding share capital and voting rights as of the Record Date (i.e., 176,200 Ordinary Shares) is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing this Proxy Statement. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE A REVERSE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES AT A RATIO OF UP TO 6:1, TO BE IN EFFECT, IF EFFECTED, AT THE DISCRETION OF, AND AT SUCH DATE TO BE DETERMINED BY THE BOARD

On January 31, 2025, the Board approved, subject to the approval of the general meeting of the Company’s shareholders, a framework for a potential adjustment of the Company’s share capital at a ratio of up to 1-for-6, with respect to the Company’s issued and outstanding Ordinary Shares, such that up to every six (6) Ordinary Shares shall be converted into one (1) Ordinary Share, and/or any Ordinary Shares issuable pursuant to exercise or conversion of outstanding options, restricted share units and/or warrants issued by the Company, to be effected, if effected, at the discretion of, and at such date to be determined by the Board (the “Reverse Split”).

The Board believes that it is appropriate and in the best interest of the Company, to approve the Reverse Split, and that the Reverse Split will help to support the continued listing of the Company’s Ordinary Shares on Nasdaq, which will enable the Company to have better access to the public capital markets while providing for greater liquidity for the Company’s shareholders. In addition, the Board believes that a reverse share split is advisable in order to make the Company’s Ordinary Shares more attractive to a broader range of investors.

If the Reverse Split is approved, then the Board will have the authority, at its own discretion, to determine whether to effect the Reverse Split, and the exact ratio and the effective date of the Reverse Split. Following such determination by the Board, the Company will issue a press release announcing the effective date and the ratio of the Reverse Split.

The Board believes that approval of a proposal providing the Board with this generalized grant of authority with respect to setting the Reverse Split ratio, rather than mere approval of a pre-defined reverse stock split, will give the Board the flexibility to set the ratio in accordance with current market conditions and therefore allow the Board to act in the best interests of the Company and its shareholders.

The implementation of the Reverse Split will result in the reduction of the number of the issued and outstanding Ordinary Shares in accordance with the exchange ratio (up to 6:1), such that if the Reverse Split is approved, depending on the ratio, up to six (6) Ordinary Shares, issued and outstanding, shall be converted into one (1) Ordinary Share. The Reverse Split, if effected, would not adjust the authorized share capital of the Company under our Articles, which, as of the date hereof consists of 50,000,000 Ordinary Shares.

In addition, if the Reverse Split is effected, the exercise price and the number of Ordinary Shares issuable upon the exercise of any outstanding options, restricted share units and/or warrants will be proportionately adjusted pursuant to the terms of the respective securities in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares and/or any options or restricted share units available for issuance under the Company’s 2015 Share Option Plan, the Wearable Devices Ltd. 2024 Global Equity Incentive Plan and the Wearable Devices Ltd. 2024 Employee Stock Purchase Plan shall be appropriately adjusted.

The Reverse Split, if effected, will be effected simultaneously for all of the Company’s securities, and the exchange ratio will be the same for all securities. The Reverse Split will affect all the Company’s shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary Shares resulting from the Reverse Split will remain fully paid and non-assessable.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian, or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding the Company’s Ordinary Shares in street name. However, these banks, brokers, custodians, or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold the Company’s Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

While the Board believes that the potential advantages of a Reverse Split outweigh any actual or potential disadvantages, if the Company does effect a Reverse Split there can be no assurance that (i) the Company’s Ordinary Shares will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the Reverse Split; (ii) the liquidity of the Company’s Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the Reverse Split; (iii) engaging in a Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants; or (iv) the Reverse Split will not result in some shareholders owning “odd-lots” of fewer than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT

The Board believes that the Reverse Split is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a reverse share split of the Company’s issued and outstanding Ordinary Shares at a ratio of up to 6:1, to be effected, if effected, at the discretion of and on such date to be determined by the Board, as set forth in the Proxy Statement”.

The approval of this Proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC

18 Lafayette Place

Woodmere, New York 11598

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED FEBRUARY 7, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN FEBRUARY 7, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board

Wearable Devices Ltd.
Asher Dahan, Chief Executive Officer

WEARABLE DEVICES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Asher Dahan, Chief Executive Officer of Wearable Devices Ltd. (the “Company”), and Mr. Alon Mualem, the Company’s Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on February 26, 2025 at 11:00 a.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

WEARABLE DEVICES LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: February 26, 2025

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve a reverse share split of the Company’s issued and outstanding ordinary shares, no par value per share, at a ratio of up to six (6) to one (1), to be in effect, if effected, at the discretion of, and at such date to be determined by the board of directors, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy Statement. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.